Exhibit 99.2 Press Release



PRESS RELEASE
February 26, 1999             For further information contact:
                              David M. Bradley
                              Chairman, President & Chief Executive Officer
                              North Central Bancshares, Inc.
                              825 Central Avenue
                              Fort Dodge, Iowa 50501
                              515-576-7531


               NORTH CENTRAL BANCSHARES, INC. DECLARES DIVIDEND


David M. Bradley, Chairman, President and Chief Executive Officer of North Central Bancshares, Inc. (the "Company") announced today that the Company declared a regular quarterly cash dividend of $0.10 per share on the Company's common stock for the fiscal quarter ended March 31, 1999. This amount is an increase of 25% compared to the previous dividend rate. The dividend will be payable to all stockholders of record as of March 16, 1999 and will be paid on April 6, 1999.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 7 full service locations in Fort Dodge, Nevada, Ames, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".